UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

SUMITOMO KOKAN KABUSHIKI GAISHA

(Name of Subject Company)

SUMITOMO PIPE & TUBE CO., LTD.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

NIPPON STEEL & SUMITOMO METAL CORPORATION

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Nobuya Kanbe

Senior Manager

General Administration Dept.

General Administration Div.

Nippon Steel & Sumitomo Metal Corporation

6-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8071, Japan

Tel: +81-3-6867-2513

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I—INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a) The following document is attached as an exhibit to this Form:

Exhibit number	Description
1	English translation of the joint press release titled “Announcement regarding Nippon Steel & Sumitomo Metal Corporation Making Sumitomo Pipe & Tube Co., Ltd. its Wholly-Owned Subsidiary, and regarding the Basic Agreement Concerning the Merger of Sumitomo Pipe & Tube Co., Ltd. and Nittetsu Steel Pipe Co., Ltd.” dated April 26, 2013.

(b) Not applicable.

Item 2.	Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the press release included as Exhibit 1.

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III—CONSENT TO SERVICE OF PROCESS

Nippon Steel & Sumitomo Metal Corporation is filing with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

PART IV—SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NIPPON STEEL & SUMITOMO METAL CORPORATION

By:	/s/ Masato Matsuno
Name: Masato Matsuno
Title: Executive Officer General Administration Div.

Date: April 26, 2013